September 7, 2018

Dominic G. Piscitelli
Chief Financial Officer
AnaptysBio, Inc.
10421 Pacific Center Court, Suite 200
San Diego, CA 92121

       Re: AnaptysBio, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 5, 2018
           File No. 001-37985

Dear Mr. Piscitelli:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of Years Ended December 31, 2017 and 2016
Research and Development Expenses, page 71

1. Please provide us an analysis of research and development expenses incurred for each year presented by product candidate. Consider providing us proposed disclosure to be included in future periodic reports to improve your disclosure.
Item 15. Exhibits, Consolidated Financial Statement Schedules, page 104

2.     Please amend your filing to provide new certifications filed as Exhibits
31.1 and 31.2 to
       conform exactly to that provided in Item 601(b)(31) of Regulation S-K as it relates
 Dominic G. Piscitelli
AnaptysBio, Inc.
September 7, 2018
Page 2
         to internal controls over financial reporting (ICFR). In this regard, the introductory sentence in paragraph 4 should refer to ICFR as defined in the Exchange Act and certification 4(b) should discuss your obligations related to ICFR. Similarly, please amend the 10-Qs for the quarterly periods ended March 31, 2018 and June 30, 2018.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Vanessa Robertson at 202-551-3649 or Mary Mast at 202-551-3613
with any questions.



FirstName LastNameDominic G. Piscitelli                       Sincerely,
Comapany NameAnaptysBio, Inc.
                                                              Division of
Corporation Finance
September 7, 2018 Page 2                                      Office of
Healthcare & Insurance
FirstName LastName